SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

PAULSON CAPITAL CORP.

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

703797100

(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 703797100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 336,101
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 143,887 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 336,101
PERSON WITH	8	SHARED DISPOSITIVE POWER 143,887 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,988 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON* IN
(1) 143,887 shares of Common Stock are held by DKR Ventures LLC (“DKR”). Mr. Honig is the managing member of DRK and in such capacity holds voting and dispositive power over such securities. Excludes 250,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), a Class A Warrant to purchase up to 3,750,000 shares of Series Preferred Stock (the “Class A Warrant”) and a Class B Warrant to purchase up to 6,779,704 shares of Series B Preferred Stock (the “Class B Warrant”) held by DRK. The Preferred Stock, the Class A Warrant and the Class B Warrant are governed by certain beneficial ownership blockers preventing the holder from converting or exercising such securities to the extent such conversion or exercise would cause the holder to beneficially hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. DKR’s beneficial ownership has been limited accordingly. Additionally, the 143,887 shares of Common Stock held by DKR and the Preferred Stock, the Class A Warrant and the Class B Warrant are in escrow pursuant to the terms of a third party escrow agreement, pending shareholder approval of the issuance of such securities by the Company in accordance with NASDAQ Rule 5635(d).
(2) Based on 6,054,758 shares of Common Stock outstanding as of September 30, 2013.

CUSIP No. 703797100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DKR Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 143,887 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 143,887 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,887 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4% (2)
12	TYPE OF REPORTING PERSON* OO
(1) 143,887 shares of Common Stock are held by DKR Ventures LLC (“DKR”). Mr. Honig is the managing member of DRK and in such capacity holds voting and dispositive power over such securities. Excludes 250,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), a Class A Warrant to purchase up to 3,750,000 shares of Series Preferred Stock (the “Class A Warrant”) and a Class B Warrant to purchase up to 6,779,704 shares of Series B Preferred Stock (the “Class B Warrant”) held by DKR. The Preferred Stock, the Class A Warrant and the Class B Warrant are governed by certain beneficial ownership blockers preventing the holder from converting or exercising such securities to the extent such conversion or exercise would cause the holder to beneficially hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. DKR’s beneficial ownership has been limited accordingly. Additionally, the 143,887 shares of Common Stock held by DKR and the Preferred Stock, the Class A Warrant and the Class B Warrant are held in escrow pursuant to the terms of a third party escrow agreement, pending shareholder approval of the issuance of such securities by the Company in accordance with NASDAQ Rule 5635(d).
(2) Based on 6,054,758 shares of Common Stock outstanding as of September 30, 2013.

Item 1(a).	Name of Issuer:

Paulson Capital Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1331 N.W. Lovejoy Street, Suite 720, Portland, OR 97209

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig and DKR Ventures LLC (“DKR and, with Mr. Honig, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

United States/Delaware

Item 2(d).	Title of Class of Securities.

Common Stock, without par value.

Item 2(e).	CUSIP Number.

703797100

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 479,988  (1).

(b) Percent of class:  7.9% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 336,101.

(ii) Shared power to vote or to direct the vote: 143,887(1)

(iii) Sole power to dispose or to direct the disposition of: 336,101.

(iv) Shared power to dispose or to direct the disposition of: 143,887(1).

(1)
143,887 shares of Common Stock are held by DKR Ventures LLC (“DKR”). Mr. Honig is the managing member of DRK and in such capacity holds voting and dispositive power over such securities. Excludes 250,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), a Class A Warrant to purchase up to 3,750,000 shares of Series Preferred Stock (the “Class A Warrant”) and a Class B Warrant to purchase up to 6,779,704 shares of Series B Preferred Stock (the “Class B Warrant”) held by DRK. The Preferred Stock, the Class A Warrant and the Class B Warrant are governed by certain beneficial ownership blockers preventing the holder from converting or exercising such securities to the extent such conversion or exercise would cause the holder to beneficially hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. DKR’s beneficial ownership has been limited accordingly. Additionally, the 143,887 shares of Common Stock held by DKR and the Preferred Stock, the Class A Warrant and the Class B Warrant are in escrow pursuant to the terms of a third party escrow agreement, pending shareholder approval of the issuance of such securities by the Company in accordance with NASDAQ Rule 5635(d)

(2)	Based on 6,054,758 shares of Common Stock outstanding as of September 30, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2013	By:	/s/ Barry Honig
Barry Honig

Date: October 8, 2013	By:	DKR Ventures LLC /s/ Barry Honig
Barry Honig, Managing Member